Barbara J. Comly
General Counsel

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

December 15, 2020

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2020-13 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2020-13 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit C – Updated Corporate Information and Documents for MGEX

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 12/15/2020	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

20014713

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
Miami International Securities Exchange, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: December 15, 2020

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2020.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
Miami International Securities Exchange, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds (a) 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, MIAX Futures, LLC, MIAX Products, LLC, M 44 Holdings, LLC, M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC, and (b) approximately 65% of the outstanding shares of The Bermuda Stock Exchange. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

***Officers of Miami International Holdings, Inc*.**

The following persons are the officers of Miami International Holdings, Inc.:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Mark Wetjen	Executive Vice President, Futures and Innovative Products and Executive Regulatory Liaison Officer
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure

Name	Title
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Charles Blades	Assistant Vice President - Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Christopher L. Whittington

Name
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

<u>Audit Committee of Miami International Holdings, Inc.</u>

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Paul Kotos
Robert D. Prunetti

<u>Compensation Committee of Miami International Holdings, Inc.</u>

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel
Rodney Hester	Vice President – Systems Infrastructure
Harish Jayabalan	Vice President – Technical Support and Product Specialist
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration
Charles Blades	Assistant Vice President - Controller

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX FUTURES, LLC

1. *Name*: MIAX Futures, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The First Amended and Restated Limited Liability Company Agreement is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures, LLC

The following persons are the officers of MIAX Futures, LLC:

Name	Title
Thomas P. Gallagher	Chairman
Mark Wetjen	Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 30, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 30, 2015 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Name	Title
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Lawrence O'Leary	Vice President – Regulatory Oversight
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Charles Blades	Assistant Vice President - Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
William T. Bergman
Lindsay L. Burbage
Kurt M. Eckert
Leslie Florio
Michael Harrington
Richard Herr
Lawrence E. Jaffe
Benjamin Londergan
Mark I. Massad
John E. McCormac
Robert D. Prunetti
John Rothstein
Cynthia Schwarzkopf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Richard Herr

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

The following persons are the officers of MIAX Emerald, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Shawn Hughes	Senior Vice President – Project Management
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Lawrence O'Leary	Vice President – Regulatory Oversight
Laurence Gardner	Vice President – Regulatory Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration

Name	Title
Gregory Ziegler	Vice President – Senior Counsel
Charles Blades	Assistant Vice President - Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

The following persons are the directors of MIAX Emerald, LLC:

Name
Thomas P. Gallagher
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti

Committees of MIAX Emerald, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180/, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated January 25, 2019 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated January 25, 2019 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Products, LLC</u>

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

<u>Directors of MIAX Products, LLC</u>

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. M 44 HOLDINGS, LLC

1. *Name*: M 44 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq), on June 21, 2019.

4. *Brief description of nature and extent of affiliation*: M 44 Holdings, LLC ("M 44") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 44 is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated June 21, 2019 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated June 26, 2019 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 44 Holdings, LLC

The following persons are the officers of M 44 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman & Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel & Corporate Secretary
Douglas M. Shafer, Jr.	Executive Vice President & Chief Information Officer

Directors of M 44 Holdings, LLC

The following persons are the directors of M 44 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 64.455% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Hamilton, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Bye-Laws dated August 24, 2001, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

The following persons are the officers of The Bermuda Stock Exchange:

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
James McKirdy	Chief Compliance Officer

Council (Directors) of The Bermuda Stock Exchange

The following persons are the council of The Bermuda Stock Exchange:

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Caroline Kennedy
Scott Lines
Alan Marshall
Mark Massad
Michael Neff
Eric Sites
Murray Stahl
Keith Stock
John Wight
Gregory A. Wojciechowski
Alternate Council
Alan Marshall (for Keith Stock and FFI International)
Malcolm Moseley (for Scott Lines)

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Keith Stock
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Scott Lines
Michael Neff

Listing Committee
Dudley Cottingham
Susan Monkman
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 64.455% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Council (Directors) of BSD Nominee Limited

The following persons are the council of BSD Nominee Limited:

Council
Gregory A. Wojciechowski
James McKirdy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. M 401 CORPORATION

1. *Name*: M 401 Corporation
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq), on June 25, 2020.

4. *Brief description of nature and extent of affiliation*: M 401 Corporation ("M 401") was wholly-owned by Miami International Holdings, Inc., which was the applicant's 100% owner until December 4, 2020.

5. *Brief description of business or functions*: M 401 was a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 401 Corporation

The following persons were the officers of M 401 Corporation until December 4. 2020:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 401 Corporation

The following persons were the directors of M 401 Corporation:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Yes – M 401 ceased business on December 4, 2020 when M 401 merged with and into MGEX Holdings, Inc. ("MGEX Holdings"), a Delaware corporation associated with MGEX. MGEX Holdings thereafter merged with and into M 402 Holdings, LLC with M 402 Holdings, LLC surviving the merger.

L. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement and By-Laws are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

The following persons are the officers of M 402 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

The following persons are the directors of M 402 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Limited Liability Company Act (6 Del. C. § 18-101, et seq), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Bylaws dated December 4, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Minneapolis Grain Exchange, LLC.</u>

The following persons are the officers of Minneapolis Grain Exchange, LLC:

Name	Title
Mark G. Bagan	President & Chief Executive Officer
Layne G. Carlson	Treasurer, Corporate Secretary, Chief Compliance Officer & Chief Regulatory Officer
Jesse Marie B. Green	Chief of Staff & Assistant Corporate Secretary
James D. Facente, Jr.	Director & Chief Risk Officer – Market Operations, Clearing & IT

<u>Directors of Minneapolis Grain Exchange, LLC</u>

The following persons are the directors of Minneapolis Grain Exchange, LLC:

Name
Thomas P. Gallagher
De'Ana H. Dow
Michael V. Dunn
Steve Fanady
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Standing Committees of Minneapolis Grain Exchange, LLC

Executive Committee
Murray Stahl, Chairperson
Kerry L. Melius, First Vice Chairperson
Steve Fanady, Second Vice Chairperson
Thomas P. Gallagher
Bradley Griffith

Audit Committee
Murray Stahl, Chairperson
Mark G. Bagan
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith

Nominations Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Michael V. Dunn
Christopher T. Matzdorf
Murray Stahl

Personnel & Compensation Committee
Steve Fanady, Chairperson
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Regulatory Oversight Committee
Steve Fanady, Chairperson
De'Ana H. Dow
Michael V. Dunn

Risk Management Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Steve Fanady

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:55 AM 12/04/2020
FILED 09:56 AM 12/04/2020
SR 20208558376 - File Number 4811990

CERTIFICATE OF FORMATION
OF
MINNEAPOLIS GRAIN EXCHANGE, LLC

FIRST: The name of the limited liability company is Minneapolis Grain Exchange, LLC.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is National Registered Agents, Inc.

THIRD: This Certificate of Formation shall become effective at 11:16 a.m. Eastern Standard Time on December 4, 2020.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on this 4th day of December, 2020.

[signature]

Name: Mark G. Bagan
Title: Chief Executive Officer
and President

LIMITED LIABILITY COMPANY AGREEMENT
OF
MINNEAPOLIS GRAIN EXCHANGE, LLC

M 402 Holdings, LLC, a Delaware limited liability company, the sole member (the "LLC Member") of Minneapolis Grain Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Limited Liability Company Agreement (the "Agreement") of the Company.

Section 1. **Formation**. On December 4, 2020, Minneapolis Grain Exchange, Inc., a corporation incorporated under the laws of Delaware on April 15, 2010 (the "Original Corporation"), was converted to a limited liability company in accordance with the Delaware General Corporation Law and the LLC Act by the filing of a Certificate of Conversion and Certificate of Formation of the Company with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the limited liability company shall be "Minneapolis Grain Exchange, LLC".

Section 3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the LLC Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, County of Kent, Delaware 19904. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, County of Kent, Delaware 19904. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **LLC Member.** The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The name and business or residence address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company commenced on April 15, 2010, the date of incorporation of the Original Corporation as provided in the LLC Act, and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the Bylaws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the Bylaws. The Directors as of the date of this Agreement are set forth on Schedule A attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) Bylaws. The Company, the LLC Member and the Board of Directors hereby adopt the Bylaws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "Bylaws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the Bylaws. In case of any conflict between the provisions of this Agreement and any provisions of the Bylaws, the provisions of this Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this Agreement, the Bylaws or in a resolution of the Directors, a Director may not bind the Company.

Section 9. Officers.

(a) Officers of the Company. Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Bylaws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement, the Bylaws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. **Limited Liability.** Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11. **Capital Contributions.** The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13. **Return of Capital**. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the LLC Act.

Section 14. **Books and Records.** The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the LLC Act.

Section 16. **Other Business**. The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17. **Banking Matters**. The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18. <u>Exculpation and Indemnification</u>.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered

Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 18 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the Bylaws, by statute, or otherwise.

Section 19. **Assignments.** The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"), subject to any rule filings as maybe required by law. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 20. **Amendments**. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

Section 21. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of December 4, 2020.

M 402 HOLDINGS, LLC

By: /s/ Thomas P. Gallagher

Thomas P. Gallagher
Chairman and Chief Executive Officer

SCHEDULE A

Directors as of December 4, 2020

Name

Thomas P. Gallagher
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl
De'Ana H. Dow
Michael V. Dunn
Steve Fanady
Bradley G. Griffith

<u>EXHIBIT A</u>

BYLAWS OF MINNEAPOLIS GRAIN EXCHANGE, LLC

BYLAWS

of

Minneapolis Grain Exchange, LLC

(a Delaware limited liability company)

These Bylaws have been established as the Bylaws of Minneapolis Grain Exchange, LLC, a Delaware limited liability company (the "Company" or "Exchange" or "MGEX"), pursuant to the Certificate of Formation of the Company, dated as of December 4, 2020, (as amended from time to time, the "Certificate of Formation"), and, together with the Certificate of Formation, constitute the Bylaws of the Company within the meaning of the Delaware Limited Liability Company Act. In the event of any inconsistency between the Certificate of Formation and these Bylaws, the provision of the Certificate of Formation shall control.

ARTICLE I
DEFINITIONS

1.1. DEFINITIONS.

The following are Bylaws of the Exchange. Bylaws incorporate all defined terms of Chapter 1 of the MGEX Rules. MGEX Rules are separate from the Bylaws and codify Exchange rules.

ARTICLE II
BOARD OF DIRECTORS

2.1. COMPOSITION OF THE BOARD.

Miami International Holdings, Inc. ("MIH") is the sole member of M 402 Holdings, LLC which in turn is the sole member of the Exchange (the "LLC Member"). The LLC Member has vested the power to manage, operate, and set policies for the Exchange exclusively in the Board of Directors. The number of Directors constituting the entire Board of Directors shall be a minimum of eight (8) Directors elected by the LLC Member, consisting of not less than four (4) individuals who qualify as Public Directors, and not less than one (1) individual who is a Market Participant. The Board of Directors shall be composed of at least fifty percent (50%) Public Directors. The LLC Member shall designate one of the Directors to serve as Chairperson of the Board and may also designate one (1) or more Vice Chairpersons.

The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Bylaw. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

All Directors elected to the Board by the LLC Member and the Director designated as Chairperson of the Board by the LLC Member shall hold office for such term as may be determined by the LLC Member or until their respective successors are chosen.

Board members may be removed from, and substitute or additional members of the Board may be appointed to, the Board, at any time by the LLC Member. The Chairperson of the Board may be removed from that position, and a different Board member may be designated as Chairperson of the Board, at any time by the LLC Member.

2.2. ELECTION OF DIRECTORS; TERMS OF OFFICE.

The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member. Unless stated otherwise, the annual meeting shall occur on or before the first Thursday in October in each year.

At each annual meeting occurring during an even year a minimum of four (4) Directors shall be elected for terms of two (2) years each and at each annual meeting occurring during an odd year a minimum of four (4) Directors shall be elected for terms of two (2) years each, so that the total Directors are at least eight (8) in number.

2.3. POWERS OF THE BOARD.

The Board of Directors is the governing body of the Exchange and has the power to:

A. control all property of the Exchange;

B. provide, acquire and maintain suitable Exchange quarters and facilities;

C. review and approve the creation of and all appointments to standing and special committees recommended by the Chairperson;

D. review and approve the appointment of a President;

E. review and approve the appointment, titles and responsibilities of all Exchange employees above the level of department head;

F. delegate its powers to committees of the Board, or officers or employees, if such delegation is not inconsistent with the Charter, Bylaws, Rules, customs, or usages of the Exchange;

G. approve all contracts to be executed on behalf of the Exchange by the Chairperson, President, or other designated officers;

H. designate and authorize specific appointed officers to act on behalf of the Board to execute contracts within specified limits;

I. appoint Counsel to the Board;

J. determine the commodities traded, the delivery months, Hours of Trading, the days of the contract month in which delivery may be made, and margin requirements;

K. declare any day to be a holiday, during which the Exchange shall not be open for business;

L. adopt or amend any changes to the MGEX Bylaws and Rules;

M. act in emergencies (See **Bylaw 2.5.**);

N. amend the Charter as necessary to conform to MGEX Bylaws or Rules.

Any authority or discretion by these Bylaws vested in the Chairperson, President, or other officers or any committee shall not be construed to deprive the Board of such authority or discretion and, in the event of a conflict, the determination of the matter by the Board shall prevail.

2.4. EMERGENCY POWERS.

When in the opinion of the Exchange an emergency exists, the Exchange shall have the power to:

A. close the Exchange;

B. suspend trading in any or all Futures or Options Contracts, including trading in settlement of any then existing Futures or Options Contracts;

C. prohibit trading in any or all Futures or Options Contracts at prices above or below such limits as are specified by the Exchange;

D. limit the total amount of open speculative Futures or Options trades that any Market Participant may have at any one time in any or all commodities, and to increase, decrease or cancel such limitations as the Exchange deems advisable. The Exchange may require such reports and may make such MGEX Rules as it deems necessary to enforce such limitations;

PROVIDED, however, that the establishing of any such limit shall not be deemed to require that total amounts of such trades acquired before the effective date of such limitations be reduced to such limit;

E. take other appropriate emergency action.

If and when the Exchange has acted under the authority granted by this Bylaw, it may adopt such MGEX Rules as the Exchange deems necessary and proper and for the best interests of all concerned. Notice of any action taken by the Exchange pursuant to the authority granted by this Bylaw shall be posted on the Bulletin Board. Such action shall become effective when, and for such period of time, as determined by the Exchange, but not prior to the time of the posting of notice thereof on the Bulletin Board.

2.5. BOARD DELEGATION.

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

2.6. VACANCIES.

All vacancies on the Board of Directors shall be filled for the unexpired term of the vacant seat.

A. Board of Directors' Officers: If a vacancy occurs in the office of Chairperson, other than by expiration of the term of office, the First Vice Chairperson, or if the First Vice Chairperson is unable to act, then the Second Vice Chairperson, shall assume all the duties and powers of the Chairperson until such time as the LLC Member designates a successor to fill the vacancy pursuant to **Bylaw 2.1.**

B. Board of Directors' Directors: In the event a Director vacancy occurs on the Board of Directors, the Nominations Committee shall nominate to the LLC Member up to two (2) persons to fill the vacancy and each person must confirm acceptance of such nomination. The nominee elected by the LLC Member shall serve the unexpired term of the vacant seat.

2.7. REGULAR MEETINGS

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

2.8. SPECIAL MEETINGS.

Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairperson or the President, and shall be called by the Corporate Secretary upon the written request of three (3) Directors then in office.

2.9. VOTING, QUORUM, AND ACTION BY THE BOARD.

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation or these Bylaws.

2.10. ACTION IN LIEU OF MEETING.

Unless otherwise restricted by statute, the Certificate of Formation, the Certificate of Formation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all Board members or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

2.11. INTERPRETATION OF BYLAWS.

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

2.12. PROCEDURE AT MEETINGS.

The Board of Directors may, from time to time, adopt rules, guidelines, or other criteria for its own government and the conduct of its meetings as are not contrary to Delaware Limited Liability Company Act, the Charter, Bylaws, or Rules. Except as otherwise specifically provided in the aforementioned authority, meetings of the Board of Directors shall be conducted according to the established practices of Parliamentary Law and, in case of dispute, “Robert's Rules of Order” shall govern.

2.13. CHAIRPERSON.

The Chairperson of the Board of Directors shall be the senior officer of the Board and perform the usual duties incident to the office. Unless otherwise specified by Bylaw, the Chairperson shall recommend appointments to all Committees, any special Committees deemed necessary, and the Chairpersons thereof, subject to the approval of the Board. Unless otherwise specified by Bylaw, the Chairperson shall be an ex officio, nonvoting member of all Committees. The Chairperson shall preside at all meetings of the Board, shall see that all bonds of the employees of the Exchange required to give bond are properly executed and shall have the books of the Exchange audited at least once a year by a certified public accountant. The Chairperson shall be a member of the Board of Directors.

2.14. VICE CHAIRPERSONS.

The Vice Chairpersons shall be considered, respectively, the First and Second Vice Chairpersons and shall, in such order, perform the duties of the Chairperson in the Chairperson’s absence or disability. The Vice Chairpersons shall be members of the Board of Directors.

2.15. ACTING CHAIRPERSONS.

The LLC Member may appoint an acting Chairperson to perform the duties of the Chairperson during the absence or disability of the Chairperson and both Vice Chairpersons. The acting Chairperson shall be a member of the Board of Directors.

2.16. APPOINTMENT OF OFFICERS AND EMPLOYEES.

The Board of Directors shall from time to time elect or appoint a President, a Secretary, an Assistant Secretary, and a Treasurer, and such other officers or employees as in its judgment may be necessary. The offices of Secretary and Treasurer, or Assistant Secretary and Treasurer, may be held by the same person. The Board of Directors may assign any title to any of such other officers or employees as it deems advisable. The Board of Directors may prescribe the duties and fix the compensation of all such officers and employees, and all such officers and employees shall hold office or be employed during the will of the Board of Directors. The Board of Directors may require a good and sufficient bond from any of such officers or employees for the faithful performance of their duties and trusts.

2.17. EMPLOYMENT OF PROFESSIONAL SERVICES.

The Board of Directors may from time to time employ legal counsel, accountants, auditors or such other professional or special services or help as it may deem necessary.

ARTICLE III
AMENDMENT OF BYLAWS AND RULES

3.1. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: PROCEDURE.

The Board of Directors may adopt or amend any MGEX Bylaw or Rule by majority vote.

3.2. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: DATE EFFECTIVE.

Unless specifically provided otherwise by the Board of Directors, MGEX Bylaws and Rules shall become effective as of the first business day following the date that the Exchange publishes the amendment on its website (www.mgex.com).

ARTICLE IV
THE LLC MEMBER

4.1. ANNUAL MEETING; ELECTION OF DIRECTORS, AND OTHER MATTERS.

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors of MGEX and members of the MGEX Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Unless stated otherwise, the annual meeting shall occur on or before the first Thursday in October in each year.

4.2. SPECIAL MEETINGS.

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairperson, the Board, or the President, and shall be called by the Corporate Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

4.3. ACTION IN LIEU OF MEETING.

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE V
OFFICERS & FUNCTIONS

5.1. PRESIDENT.

The Board may elect a President of the Exchange. The President shall be the Chief Executive Officer of the Exchange responsible to the Board for the management and administration of its business affairs. The President shall execute all contracts as authorized by the Board. All employees of the Exchange shall be under the President's supervision who shall establish the qualifications, duties and responsibilities of all subordinate administrative personnel. Unless otherwise specified by Bylaw, the President shall be an ex officio, nonvoting member of all regular and special Committees and a nonvoting member of the Board of Directors. By acceptance of the office of President, the President shall be deemed to have agreed to uphold the Charter and MGEX Bylaws and Rules. The Board may confer upon the President other responsibilities as warranted.

5.2. SECRETARY.

The Secretary shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, President, or by the Bylaws.

5.3. ASSISTANT SECRETARY.

The Assistant Secretary shall perform such duties as are prescribed by the Secretary, by the Board of Directors or by the President, and shall act as Secretary in the absence or disability of the Secretary.

5.4. PAPERS: SERVICE OF.

Notices, citations and papers of all kinds, requiring service in connection with any of the MGEX Bylaws or Rules, shall be served by the Secretary or by such other employee of this Exchange as the Secretary may designate. The affidavit of the person who made the service shall be evidence of the service of such notices of papers.

Whenever, under the MGEX Bylaws or Rules, service is required or permitted to be made upon a Person, such service shall be made by delivering a copy or by mailing it to the Person’s last known address, postage prepaid. Delivery of a copy means: handing it to the Person; leaving it at the Person’s office with a clerk or other person in charge thereof; if there is no one in charge, leaving it in a conspicuous place therein; or, if the office is closed or the Person to be served has no office, leaving it at the Person’s dwelling or usual place of abode with some person of suitable age and discretion then residing therein. Service by mail is complete upon mailing. Service required or permitted to be made, under the MGEX Bylaws or Rules, upon an entity shall be made by making such service in the manner as hereinbefore provided on a managing agent of such entity.

5.5. TREASURER.

The Treasurer shall perform such duties as prescribed by the Board of Directors, President or by the Bylaws and MGEX Rules.

5.6. ANNUAL FINANCIAL STATEMENT.

The Board of Directors, as soon as possible after the close of the fiscal year of the Exchange, shall cause to be prepared a full and complete statement of the financial condition of the Exchange and of its operations for the previous fiscal year.

5.7. FINANCING.

The Exchange shall have the authority to establish fees and charges necessary to meet the financial obligations of the Exchange. Fees and charges shall be remitted at such times and in such manner as the Exchange may prescribe.

5.8. FUNDS AND SECURITIES OF THE EXCHANGE.

The funds of the Exchange shall be deposited in the name of the Exchange in a bank or banks, as designated from time to time by the Board of Directors. Securities and other valuable papers belonging to the Exchange shall be secured as designated from time to time by the Board of Directors.

5.9. EXPENDITURE OF THE FUNDS OF THE EXCHANGE.

The funds of MGEX shall be under the management and control of the Exchange, and no funds belonging to MGEX shall be expended unless such expenditure has been authorized by the Exchange or the Board of Directors.

5.10. INVESTMENT OF FUNDS.

The Board of Directors shall monitor the investment of funds belonging to the Exchange.

5.11. BORROWING OF MONEY.

The Board of Directors, on the affirmative vote of at least one half (1/2) of the total number of Directors of the Exchange, permitted under **Bylaw 2.1.**, may borrow money for and on behalf of the Exchange, for any period of time and on such terms and with such security or mortgage, all as the Board may determine necessary for business purposes.

5.12. EXECUTION OF CONTRACTS, SIGNATURES ON PAPERS, CHECKS, ETC.

Except as otherwise specifically provided in this Bylaw, all deeds, mortgages, satisfactions of mortgages, contracts for the conveyance of land, leases, bills payable, promissory notes and other written promises to pay money, corporate contracts of all kinds, checks and drafts drawn on bank accounts standing in the name of the Exchange shall be executed or signed in the name of the Exchange by the President and such other officer, director or employee as the Board of Directors shall from time to time designate.

PROVIDED, however, that a check or checks, signed as provided above, to cover the total payroll of the Exchange for any specified period of time may be deposited to the credit of the Exchange in a special bank account, which shall be designated as a Payroll Account; checks or drafts drawn on such Payroll Account to cover salaries or wages due to individual officers or employees of the Exchange may be signed in such manner as the Board of Directors may from time to time direct; and

PROVIDED FURTHER, that contracts for the purchase of supplies and equipment necessary and incident to the usual and ordinary operations of the buildings or business of the Exchange may be executed in the name of the Exchange in such manner as the Board of Directors may from time to time direct.

Except as otherwise provided by the Bylaws, all other papers and documents of all kinds, including certificates, cards, licenses, etc., shall be executed or signed in the name of the Exchange in such manner as the Board of Directors shall from time to time direct.

ARTICLE VI
REGULATORY OFFICERS

6.1. CHIEF REGULATORY OFFICER.

The Exchange shall designate the individual to serve as the Chief Regulatory Officer who shall report to, consult with and provide information to the Regulatory Oversight Committee, and execute any other duties or responsibilities as required by CFTC Regulation 17 CFR Part 38, as amended.

6.2. CHIEF COMPLIANCE OFFICER.

The Exchange shall designate the individual to serve as the Chief Compliance Officer who shall report to the President and execute the duties and responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

6.3. CHIEF RISK OFFICER.

The Exchange shall designate the individual to serve as the Chief Risk Officer who shall implement the risk management framework of the Exchange, make recommendations regarding the Exchange's risk management functions, and execute any other duties or responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

ARTICLE VII
COMMITTEES

7.1. COMMITTEES: REGULATIONS GOVERNING PROCEDURE.

Any Committee may adopt such regulations for its own government and proceedings as are not contrary to the Bylaws or Rules, and which will best promote the objects for which it was established.

7.2. COMMITTEES OF THE BOARD OF DIRECTORS.

Committees of the Board of Directors shall be established by Bylaw. Unless otherwise specified by Bylaw, such Committees shall consist of an odd number of Directors, not including the Chairperson of the Board. A majority of the Directors of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. A three-fourths (3/4) supermajority of a quorum of the Board shall be required to remove a Director who was appointed to a Committee. A majority of a quorum of the Board shall be required to revoke actions taken by a Committee. In addition to the enumerated duties and powers, each Committee shall exercise such authority and execute such actions as may be delegated to it by the Board of Directors, or by the Bylaws or Rules.

7.3. COMMITTEES OF THE EXCHANGE.

Committees of the Exchange shall be established by Bylaw or Rule. Such Committees shall consist of an odd number of individuals. Unless otherwise specified by Bylaw or Rule, a majority of the members of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. In addition to the duties and powers specified by Bylaw or Rule, Committees of the Exchange shall also have such duties and powers as may be specified by the Board of Directors.

7.4. EXECUTIVE COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Executive Committee which shall be composed of five (5) directors including the Chairperson of the Board, the First and Second Vice Chairpersons of the Board and no less than two (2) Public Directors elected by the Board. Meetings of the Executive Committee shall be held at such time and place as may be designated by the Executive Committee. The Chairperson of the Board shall be the Chairperson of the Executive Committee and shall have voting privileges.

The Committee shall have the duty and power to act on behalf of the Board of Directors when an emergency exists or when the Board is otherwise unable to reach quorum or convene in a timely manner.

7.5. AUDIT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Audit Committee which shall be composed of five (5) Directors including the Chairperson of the Board, the President, and three (3) Public Directors elected by the Board of Directors.

The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified by the Board: (i) provide oversight over the Exchange's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Exchange's legal and compliance process; and (iii) direct and oversee all the activities of the Exchange's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

7.6. PERSONNEL AND COMPENSATION COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Personnel and Compensation Committee. It shall be composed of five (5) Directors.

The Committee shall have the duties and powers to fix the compensation and benefits of the President.

7.7. REGULATORY OVERSIGHT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Regulatory Oversight Committee. It shall be composed of three (3) Public Directors elected by the Board. The Committee shall have the duties and powers as described and required under Core Principle 16 described in 17 CFR Part 38.

7.8. RISK MANAGEMENT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Risk Management Committee. The Committee shall have the duties and powers as described and required in applicable CFTC Regulations and internal policies.

7.9. NOMINATIONS COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Nominations Committee which shall be composed of five (5) directors, including the Chairperson of the Board and three (3) Public Directors. The Nominating Committee shall each be elected on an annual basis by vote of the LLC Member.

The chair of the Nominations Committee shall be a Public Director.

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of these Bylaws.

7.10. HARD RED SPRING WHEAT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Hard Red Spring Wheat ("HRSW") Committee. It shall be composed of a minimum of seven (7) Market Participants of the Exchange.

The Committee shall have the duty and power to review and recommend MGEX Rules governing HRSW and other agricultural markets, including but not limited to contract specifications and delivery procedures.

7.11. CASH MARKETS COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Cash Markets Committee. It shall be composed of a minimum of seven (7) Market Participants that are employed by entities having cash trading privileges pursuant to MGEX Rules.

The Committee shall have the duties and powers to:

A. Review and recommend MGEX Rules governing the cash markets.

B. Monitor cash market activity to ensure orderly trading and efficient price discovery.

C. Approve guidelines for reporting of cash market activity to appropriate agencies.

7.12. OTHER COMMITTEES, TASK FORCES AND PANELS.

The Board of Directors and the Executive Committee shall each have the authority to establish committees, task forces and panels as necessary for a duration not to extend past the next Annual

Election. After election, the new Board of Directors and Executive Committee may re-authorize the committees, task forces and panels.

The composition, qualifications, method of appointment, duties and powers of such committees, task forces and panels shall be determined by the respective Board of Directors and Executive Committee.

Such committees, task forces and panels shall not determine the policies of the Exchange, expend funds or enter into contracts on behalf of the Exchange, or otherwise conduct activities outside the purpose for which they were established, unless such actions are approved by the Board of Directors.

ARTICLE VIII
DISCIPLINARY COMMITTEE

8.1. DISCIPLINARY COMMITTEE: APPOINTMENT.

There shall be established a committee to be known as the Disciplinary Committee, which shall be composed of five (5) Market Participants as hereinafter provided:

A. Two (2) of such members shall be appointed as Market Participants who are not serving as Officers or Directors or serving on the Hearing Committee.

B. One (1) member of the Disciplinary Committee shall consist of the President of the Exchange and one (1) member of the Disciplinary Committee shall consist of a member of the Board of Directors appointed by the President of the Exchange.

The President of the Exchange may appoint a member of the Board of Directors to serve in his/her stead as a member of the Disciplinary Committee. If no member of the Board of Directors is available for such an appointment, the President of the Exchange may appoint a Market Participant of the Exchange.

No member who is to serve as a substitute member in the place of the President shall be appointed as a member of the Disciplinary Committee if the member is a member of the Hearing Committee.

C. One (1) member shall be an individual who qualifies as a Public Director.

The members of the Disciplinary Committee shall be as representative as practicable of the marketplace. Three (3) members of the Disciplinary Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of a Public Director.

8.2. DISCIPLINARY COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Disciplinary Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaw 12.9.B.** The other members of the Disciplinary Committee with guidance by the Department of Audits and Investigations shall determine whether any member has a financial, personal or prejudicial interest not addressed by **Bylaw 12.9.B.**

No member may serve on the Disciplinary Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

8.3. DISCIPLINARY COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Disciplinary Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Disciplinary Committee may request the President to appoint, and the President shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Disciplinary Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Disciplinary Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Disciplinary Committee. During the period that such a Disciplinary Committee appointed with respect to a particular matter is functioning, the regular Disciplinary Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Disciplinary Committee appointed with respect to a particular matter.

8.4. DISCIPLINARY COMMITTEE: DUTIES AND POWERS.

The Disciplinary Committee shall be charged with the duty and authority:

A. To prevent manipulation of prices as provided in the Commodity Exchange Act.

B. To review all investigation reports submitted to the Disciplinary Committee by the Department of Audits and Investigations in respect to all matters relating to activity conducted under the jurisdiction of MGEX and in respect to alleged violations of the Bylaws or MGEX Rules.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Disciplinary Committee deems appropriate or advisable.

D. To promptly review and determine whether or not any or all charges included in the investigation report submitted to the Disciplinary Committee have, in its opinion, a reasonable foundation in fact.

E. To dismiss any or all charges included in any investigation report submitted to the Disciplinary Committee that are, in its opinion, without reasonable foundation in fact.

F. To authorize the issuance of a Notice of Charges against person(s) alleged to have committed such violations if the Disciplinary Committee has found that the investigation report shows a reasonable basis for a violation and that the matter should be adjudicated.

G. To report in writing to the Board of Directors in respect to all matters which result in public disciplinary action.

The Disciplinary Committee, in performing its duties, may request any Market Participant to appear before the Disciplinary Committee in its investigations of matters set forth in the investigation report. The Disciplinary Committee may review the dealings and transactions of Market Participants, and it may examine their books, papers and records pertinent to such review. The Disciplinary Committee may employ such auditors, counsel or other assistants as it may deem necessary, and all expenses incident thereto shall be payable from the funds of the Exchange.

The Disciplinary Committee may invite a representative of the Commodity Futures Trading Commission to attend any or all of its meetings.

In addition to possible violations of the Bylaws or MGEX Rules appropriately brought before the Disciplinary Committee pursuant to Paragraph B, above, the Disciplinary Committee also shall review any investigation report concerning a particular course of conduct by a Market Participant which has produced or thereafter, in the opinion of the Disciplinary Committee, would produce a manipulation of prices or cornering of any commodity in violation of the Bylaws or MGEX Rules.

No Market Participant shall violate any order of the Disciplinary Committee after having been duly notified thereof. Nothing, however, herein contained shall in any way be construed as superseding the duties and authority that have been vested in the Board of Directors by the Bylaws or MGEX Rules. All directives of the Disciplinary Committee pertaining to price manipulations or corners and requiring a market position reduction shall be effective when issued.

No member of the Disciplinary Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Disciplinary Committee member in the member's official capacity.

ARTICLE IX
HEARING COMMITTEE

9.1. HEARING COMMITTEE: APPOINTMENT.

There shall be established a committee of the Exchange to be known as the Hearing Committee, which shall be composed of five (5) members as hereinafter provided:

A. Three (3) of such members shall be appointed by the Chairperson of the Board of Directors from Market Participants of the Exchange.

B. One (1) member of the Hearing Committee shall consist of the Chairperson of the Board of Directors. The Chairperson of the Board of Directors shall serve as the Chairperson of the Hearing Committee.

The Chairperson of the Board of Directors may appoint a member of the Board of Directors to serve in his/her stead as a member of the Hearing Committee. If no member of the Board of Directors is available for such an appointment, the Chairperson may appoint a Market Participant of the Exchange.

No member who is to serve as a substitute member in the place of the Chairperson of the Board of Directors shall be appointed as a member of the Hearing Committee if the member is a member of the Disciplinary Committee.

C. One (1) member shall be an individual who qualifies as a Public Director.

The members of the Hearing Committee shall be as representative as practicable of the marketplace. Three (3) members of the Hearing Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of Public Director.

9.2. HEARING COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Hearing Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaw 12.8.B.** The other members of the Hearing Committee with guidance by the Department of Audits and Investigations shall determine whether any member has financial, personal or prejudicial interest not addressed by **Bylaw 12.8.B**.

No member may serve on the Hearing Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

9.3. HEARING COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Hearing Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Hearing Committee may request the President of the Exchange to appoint, and the President of the Exchange shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Hearing Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Hearing Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Hearing Committee. During the period that such Hearing Committee appointed with respect to a particular matter is functioning, the regular Hearing Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Hearing Committee appointed with respect to a particular matter.

9.4. HEARING COMMITTEE: DUTIES AND POWERS.

The Hearing Committee shall be charged with the following duty and authority:

A. To conduct a hearing as authorized pursuant to the Bylaws or MGEX Rules.

B. To impose a penalty if the Hearing Committee finds in the affirmative that there has been a violation, or in the alternative, to dismiss the alleged charges if the

Hearing Committee finds that there has been no violation.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Committee deems appropriate or advisable on a timely basis.

D. In hearings conducted by the Hearing Committee, on a finding by the Hearing Committee that there has been a violation, to assess a penalty against those found guilty. The Hearing Committee may take such action it determines including, but not limited to, issuing a Letter of Reprimand, a suspension from trading, a monetary fine, or a recommendation to the Board of Directors for expulsion (singly or in any combination).

E. To report in writing to the Board of Directors in respect to all matters which result in public disciplinary action.

F. To summon any Market Participant to appear before the Hearing Committee.

The findings and conclusions of the Hearing Committee, in respect to such matters, shall be final. There is no appeal to the Board of Directors or any other MGEX authority.

No member of the Hearing Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Hearing Committee member in the member's official capacity.

ARTICLE X
DEPARTMENTS

10.1. CLEARING HOUSE.

There shall be established a Clearing House of the Exchange, which shall supervise the clearing of Futures and Options Contracts initiated, accepted or executed under MGEX Rules.

10.2. AUDITS AND INVESTIGATIONS.

There shall be established a department of the Exchange that conducts audits and investigations. Such department of the Exchange shall serve as an independent department and shall not include Market Participants whose interests conflict with their audit, investigation or enforcement duties.

The Exchange shall initiate and conduct investigations and audits at the direction of the CRO, the Regulatory Oversight Committee and/or the appropriate committee. Such investigations shall be initiated promptly after receipt of a complaint or other indication of possible violation of the MGEX Rules.

The Exchange has the authority to collect information and documents on both a routine and non-routine basis, including, but not limited to, the authority to examine books and records kept by any Market Participant or Person under investigation or from whom information or cooperation has been requested. Failure to comply with any request made by the Exchange for information and/or documents may subject the Market Participant or Person under investigation or from whom information or cooperation has been requested to disciplinary procedures of the Exchange or fines pursuant to the MGEX Rules.

ARTICLE XI
TRADING PERMIT PROGRAMS

11.1. TRADING PERMIT PROGRAMS.

The Exchange may establish Trading Permit Programs from time to time. The Exchange may make amendments to such programs at any time.

ARTICLE XI
MISCELLANEOUS

12.1. DELIVERY OF DOCUMENTS, PAYMENT, ETC.

The Board of Directors shall have the power from time to time to make MGEX Rules (including fixing time of day) governing the rendering and delivery of all orders, notices, and documents of all sorts having to do with or incident to handling or passing title to commodities, and for the payment for commodities, including (but not being limited to) Delivery Notices, deliveries on Futures Contracts and payment therefor, exercise of Options, Load-out Notices, Notices of Reinspection and Appeal, Disposition Orders, Invoices and payment therefor, requests for advances and payment therefor, Bills of Lading, payment for F.O.B. cars, payment of elevator charges, and the giving of disposition on cars purchases or loaded in satisfaction of warehouse receipts.

12.2. ADMISSION TO EXCHANGE ROOM.

The Exchange may grant admission to the Exchange Room to authorized individuals subject to such restrictions, regulations, and limitations as the Exchange may deem proper.

PROVIDED, however, that no individual who is under suspension may be granted admission to the Exchange Room as a visitor, or otherwise, and no Floor Clerk or visitor may make any trades or transact any business in the Exchange Room excepting such transactions as may pertain directly to the business on account of which admission to the Exchange Room was granted; and,

PROVIDED FURTHER, that no person in default, on account of any business transacted with or through MGEX, shall be entitled to admission to the Exchange Room as a visitor while such transaction remains unsettled, and the President is hereby empowered to enforce this Bylaw upon the complaint, in writing, of any Market Participant of MGEX.

12.3. CONTROL OF THE USE OF THE BUILDINGS.

The Exchange shall have power to prescribe the purposes for which all offices, halls, rooms, corridors, entrances and other parts of the buildings belonging to or leased by MGEX shall be used, and to make all necessary Regulations governing the use of and admittance to the same, and shall have full power to enforce such Regulations and to inflict penalties for the violation thereof. The Exchange shall have the power to let space in the buildings belonging to or leased by MGEX to such tenants, for such purposes, at such rentals, and on such terms and conditions as it deems desirable.

12.4. REAL ESTATE.

The Board of Directors shall have the power from time to time to purchase real estate PROVIDED, however, that any borrowing of money to finance such purchases is subject to the provisions of Bylaw 5.7.

The Exchange shall have the power to make changes, alterations, repairs, replacements or additions to the fixtures, equipment and machinery of the buildings of the Exchange, and to make such enlargements or additions to the present buildings to maintain said buildings, equipment or machinery in proper and suitable condition for the uses and purposes of MGEX and its tenants.

12.5. FISCAL YEAR.

The fiscal year of the Exchange shall be as determined from time to time by the Board.

12.6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS.

The Exchange shall indemnify its directors, officers and committee members against such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Delaware Limited Liability Company Act § 18-108 or as required by other provisions of law.

The Exchange shall advance expenses in such manner, under such circumstances, and to such extent, as required or permitted Delaware Limited Liability Company Act § 18-108. The provisions of this Section are not intended to limit the ability of any person to receive advances as an insured under any insurance policy maintained by the Exchange.

The Exchange may purchase and maintain insurance on behalf of any person who is or was a director, officer, committee member or employee against any liability asserted against and incurred by such person in or arising from such capacity, whether or not the Exchange would otherwise be required to indemnify the person against the liability.

The Exchange shall also abide by all other controlling provisions of Delaware Limited Liability Company Act § 145.

12.7. MEMBERSHIP IN OTHER ASSOCIATIONS: DELEGATES TO MEETINGS.

At the discretion of the Board of Directors, the Exchange may become a member of other associations or organizations, membership in which in the opinion of said Board will be beneficial to the Exchange. The Board of Directors may appoint delegates or representatives to commercial or deliberative meetings at which it may desire to have the Exchange represented. The Board may, at its discretion, authorize the payment (from the general funds of the Exchange) of the dues payable to such associations and of the expenses incurred by such delegates or representatives in attending such meetings.

12.8. CONFLICTS OF INTEREST.

A member of the Board of Directors and certain other committees at the Exchange must abstain from deliberating and voting on matters when there is a potential personal or financial conflict of interest. This Bylaw describes how and when the conflict of interest will be determined. Additional and broader conflicts of interest provisions apply to the Disciplinary Committee and the Hearing Committee. (See **Bylaws 8.2.** and **9.2.**)

A. Definitions. For purposes of this Bylaw the following definitions shall apply:

1. The term “family relationship” of a person shall mean the person’s spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece, or in-law.

2. The term “governing board” shall mean the Board of Directors, Committees of the Board of Directors and Committees of the Exchange authorized to take action or to recommend the taking of action on behalf of the Exchange.

3. The term “member’s affiliated firm” shall mean a firm in which the member is an employee or a “principal,” as defined in CFTC Regulation 3.1(a).

4. The term “named party in interest” shall mean a person or entity that is identified by name as a primary subject of any material matter being considered by a governing board.

5. The term “significant action” shall mean any of the following types of actions or changes that are implemented without the Commission’s prior approval:

    a. Any actions or changes which address an “emergency” as defined in CFTC Regulation 1.41(a)(4)(i) through (iv) and (vi) through (viii); and,

    b. Any changes in margin levels that are designed to respond to extraordinary market conditions such as an actual or attempted corner, squeeze, congestion or undue concentration of positions, or that otherwise are likely to have a substantial effect on prices in any contract traded at the Exchange; but shall not include any Bylaw or MGEX Rule not submitted for prior CFTC approval because such Bylaw or MGEX Rule is unrelated to the terms and conditions of any contract traded at the Exchange.

B. Named Party in Interest Conflict

1. Prohibition. No member of a governing board shall knowingly participate in such body’s deliberations or voting in any matter involving a named party in interest where such member: (a) is a named party in interest; (b) is an employer, employee or fellow employee of a named party in interest; (c) is associated with a named party in interest through a broker association; (d) has a family relationship with a named party in interest; or, (e) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing futures or option transactions opposite each other or to clearing futures or options transactions through the same Clearing Member.

If the member’s only relationship with a named party in interest is through a broker association not established for the purpose of sharing profits and losses as described by **Rule 2065.00.A.3.** then the prohibition shall not apply. Furthermore, if a named party in interest is one or part of a group of similar persons or entities that is the subject for general deliberation and voting, such as approval for regularity or membership, and there is no material issue of dispute involving a named party in interest, then the prohibition shall not apply.

2. Disclosure. Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations whether such member has one of the relationships listed in paragraph B.1. of this Bylaw with a named party in interest.

3. Procedure and Determination. Exchange staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph B. Such determination shall be based upon a review of the following information:

    a. information provided by the member pursuant to paragraph B.2. above, and

    b. any other source of information that is held by and reasonably available to t,he Exchange.

C. Financial Interest in a Significant Action Conflict

1. Prohibition. No member of a governing board shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to this Bylaw.

2. Disclosure. Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations position information that is known to such member, with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

    a. gross positions held at the Exchange in the member's personal accounts or "controlled accounts," as defined in CFTC Regulation 1.3(j);

    b. gross positions held at the Exchange in proprietary accounts, as defined in CFTC Regulation 1.17(b)(3), at the member's affiliated firm;

    c. gross positions held at the Exchange in accounts in which the member is a principal, as defined in CFTC Regulation 3.1(a);

d. net positions held at the Exchange in “customer” accounts, as defined in CFTC Regulation 1.17(b)(2), at the member’s affiliated firm; and

e. any other types of positions, whether maintained at the Exchange or elsewhere, held in the member’s personal accounts or the proprietary accounts of the member’s affiliated firm, that reasonably could be affected by the significant action.

3. Procedure and Determination. Exchange staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph C. based upon a review of the most recent large trader reports and clearing records available to the Exchange, information provided by the member with respect to positions pursuant to paragraph C.2. of this Bylaw, and any other source of information that is held by and reasonably available to the Exchange, taking into consideration the exigency of the significant action being contemplated.

D. Deliberation Exemption.

1. Any member of a governing board who would otherwise be required to abstain from deliberations and voting pursuant to paragraph C. hereof may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; provided, however, that before reaching any such determination the deliberating body shall fully consider the position information specified in paragraph C.2. and C.3. above, which is the basis for such member’s substantial financial interest in the significant action that is being contemplated.

2. In making its determination, the deliberating body shall consider;

a. whether the member’s participation in deliberations is necessary to achieve a quorum; and

b. whether the member has unique or special expertise, knowledge or experience in the matter being considered.

3. Voting Exemption. If at least one-half of the deliberating members cannot participate in voting consistent with this Bylaw, then every member who has been granted a deliberation exemption pursuant to this paragraph D. may participate in voting.

E. Documentation. The minutes of any meeting to which the conflicts determination procedures set forth in this Bylaw apply, shall reflect the following information:

1. the names of all members who attended the meeting in person or who otherwise were present by electronic means;

2. the name of any member who voluntarily recused himself or herself or was required to abstain from deliberations and/or voting on a matter and the reason for the refusal or abstention, if stated;

3. information on the position information that was reviewed for each member if applicable and available; and

4. the name of any member who participated in voting pursuant to paragraph D.3. of this Bylaw.

12.9. NONPUBLIC INFORMATION - IMPROPER USE OR DISCLOSURE.

For purposes of this Bylaw, "material" and "non-public information" shall be defined by CFTC Regulation 1.59(a).

In accordance with CFTC Regulation 1.59(c), no Exchange officer, member of the Board of Directors or member of any committee shall use or disclose, for any purpose other than the performance of such person's official duties, material, non-public information obtained as a result of such person's office or participation on the Board of Directors or any committee.

12.10. COMMODITY EXCHANGE ACT RULE.

A. In order to comply with the CEA and CFTC Regulations, it is hereby provided that the MGEX Bylaws and Rules shall be construed with reference to, and shall be subject to and modified by, the provisions of said CEA and CFTC Regulations.

B. The Exchange shall make and file such reports and keep such books, and records for such a period of time as may be required pursuant to authority set forth in the CEA and CFTC Regulations, including, but not limited to, the authority contained in subdivision (d) of Sec. 5 of the Act, and shall keep such books and records open to inspection by the CFTC or the United States Department of Justice.

C. Neither the Exchange, nor any Person shall disseminate any false, misleading, or knowingly inaccurate reports concerning crop or market information or conditions that affect, or tend to affect, the price of any commodity.

D. No Person shall manipulate, or attempt to manipulate, prices of commodities traded on this Exchange, nor corner, nor attempt to corner, any of such commodities.

E. Any Person, who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA, shall be refused all privileges of trading on this Exchange for such period of time as specified in the Order of the CFTC against such Person.

F. No Person shall accept or execute an order from any Person who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA.

12.11. DISSEMINATION OF INFORMATION.

Market Participants shall be held to strict account for the reliability and accuracy of the statements and information which they disseminate.

Market Participants must word or phrase all circulars, letters, Reports of Cash Sales, or other information so as to convey an accurate impression as to values of commodities in this market and avoid conveying misinformation or erroneous implications as to such values. Specific values of cash commodities must not be reported in such a way as to create a false impression regarding values generally.

For example, giving a false impression regarding values such as sales of cash commodities of certain test weight, or having some particular characteristic or other factor that contributes to value, must not be reported in such a manner as to convey the impression that all commodities of the same kind and test weight, or having the same particular characteristic or factor, are of equal value.

Market Participants, and their employees, must not directly or indirectly, by innuendo or otherwise, participate in the circulation of any rumors adversely affecting any Person. Only facts capable of substantiation may be reported.

12.12. MGEX DEFENSE EXPENSES.

Any Market Participant who fails to prevail in a lawsuit or any other type of legal proceeding instituted against MGEX or any of its officers, directors, committee members, employees or agents must pay to MGEX all reasonable expenses, including attorney's fees, incurred by MGEX in the defense of such proceeding.